NORSAT INTERNATIONAL INC.

Consolidated Financial Statements

(Years ended December 31, 2006, 2005 and 2004)

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

The management of Norsat International Inc. is responsible for the preparation of the accompanying restated consolidated financial statements and the preparation and presentation of all information in the Annual Report.  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is composed of three non-management directors who are appointed by the Board of Directors annually.  The committee meets periodically with the Company’s management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the independent auditors’ report.  The audit committee reported its findings to the Board of Directors who have approved the consolidated financial statements.

The Company’s independent auditors, Ernst & Young LLP, have audited the consolidated financial statements and their report follows.

Amiee Chan	Cathy Zhai
President and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Norsat International Inc.

We have audited the consolidated balance sheets of Norsat International Inc. as at December 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion in the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

The comparative figures for the preceding year ended December 31, 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 11, 2005

Vancouver, Canada

   Ernst & Young LLP

March 22, 2007

Chartered Accountants

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 22, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada,

Ernst & Young LLP

March 22, 2007

Chartered Accountants

NORSAT INTERNATIONAL INC.

Consolidated Balance Sheets

(See Note 1 - Nature of Business and Going Concern Uncertainty)

(Expressed in Canadian dollars)

December 31, 2006 and 2005

	2006	2005
Assets
Current assets:
Cash and cash equivalents (note 3)	$1,793,187	$1,789,857
Cash Held in Trust (note 3)	-	668,281
Short-term investments – restricted (Note 2(f))	69,500	37,000
Accounts receivable (note 4)	2,799,554	2,954,785
Inventory (note 5)	3,456,988	3,973,806
Prepaid expenses and other	372,982	369,789
	8,492,211	9,793,518
Property and equipment (note 6)	1,314,986	713,500
Deferred finance costs	13,561	17,054
	$9,820,758	$10,524,072
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,666,250	$2,641,129
Accrued liabilities	1,848,632	1,870,211
Liabilities from discontinued operations (note 12)	-	52,112
Deferred revenue	467,731	398,337
Convertible debt (note 8)	2,255,252	-
	6,237,865	4,961,789
Convertible debt (note 8)	-	2,007,942
Shareholders' equity:
Share capital (note 9)	44,854,902	41,415,794
Contributed surplus (note 9)	2,708,991	1,771,473
Equity component of convertible debt (note 8)	2,190,779	2,190,779
Deficit	(46,171,779)	(41,823,705)
	3,582,893	3,554,341
	$9,820,758	$10,524,072

Commitments (note 7 and 14)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ugo A. Doninelli”                                                                  “James Sharpe”

Ugo A. Doninelli

James Sharpe

NORSAT INTERNATIONAL INC.

Consolidated Statements of Operations and Deficit

(See Note 1 - Nature of Business and Going Concern Uncertainty)

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Sales (note 13)	$15,256,196	$18,116,470	$17,520,675
Cost of sales	9,031,345	9,992,401	9,595,855
	6,224,851	8,124,069	7,924,820
Expenses:
Selling, general and administrative	7,742,982	9,621,993	5,251,451
Product development	1,767,798	2,275,766	1,494,756
Technology Partnerships Canada funding (note 7)	-	-	(620,000)
Amortization	504,891	625,814	621,220
Other expenses (note 17)	606,633	1,488,003	753,515
	10,622,304	14,011,576	7,500,942
(Loss) earnings from continuing operations before
income taxes	(4,397,453)	(5,887,507)	423,878
Income tax expense (recovery) (note 11)	2,733	1,791	(5,344)
(Loss) earnings from continuing operations	(4,400,186)	(5,889,298)	429,222
Recovery from discontinued
operations (note 12)	52,112	-	724,116
Net (loss) earnings	(4,348,074)	(5,889,298)	1,153,338
Deficit, beginning of year	(41,823,705)	(35,934,407)	(37,087,745)
Deficit, end of year	$(46,171,779)	$(41,823,705)	$(35,934,407)
(Loss) earnings per share – basic and diluted
(note 2(n)):
Continuing operations	$(0.09)	$(0.14)	$0.01
Discontinued operations	$-	$-	$0.02
Net earnings (loss)	$(0.09)	$(0.14)	$0.03

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(See Note 1 - Nature of Business and Going Concern Uncertainty)

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash provided by (used in):
Operations:
(Loss) earnings from continuing operations	$(4,400,186)	$(5,889,298)	$429,222
Items not involving cash:
Amortization	504,891	625,814	621,220
Gain on disposal of property and
equipment	-	-	(2,411)
Interest accreted on convertible debt and
deferred finance cost amortization (note 17)	348,358	261,100	330,046
Write off of goodwill	-	440,095	-
Change in conversion price of Note (note 8)	-	374,818	-
Foreign exchange (gain) loss	(25,752)	25,570	(22,213)
Stock-based compensation	62,246	833,116	135,890
Changes in non-cash operating working
capital (note 16)	(258,208)	655,027	(509,131)
Cash (used in) provided by continuing operations	(3,768,651)	(2,673,758)	982,623
(Recovery) loss from discontinued operations	-	-	724,116
Items not involving cash:
Changes in non-cash working capital and other	-	464	(840,174)
Cash (used in) provided by discontinued operations	-	464	(116,058)
	(3,768,651)	(2,673,294)	866,565
Investments:
Purchase of property and equipment	(1,106,600)	(290,048)	(185,332)
Redemption (purchase) of short-term investments	(32,500)	35,000	178,000
	(1,139,100)	(255,048)	(7,332)
Financing:
Proceeds on convertible debt (note 9)	1,117,693	-	-
Proceeds on exercise of warrants and options	132,062	514,737	1,631,569
Receipt of restricted cash for private placement	668,281	(668,281)	-
Proceeds from private placement (note 9)	2,953,810	-	-
	4,871,846	(153,544)	1,631,569
Effect of change in exchange rates on cash	39,235	(106,467)	(93,733)
Increase (decrease) in cash and cash equivalents	3,330	(3,188,353)	2,397,069
Cash and cash equivalents, beginning of year	1,789,857	4,978,210	2,581,141
Cash and cash equivalents, end of year	$1,793,187	$1,789,857	$4,978,210

Supplemental cash flow disclosure (note 16)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

1.

Nature of Business and Going Concern Uncertainty

The Company is incorporated under the laws of the Province of British Columbia, Canada and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent.

The Company has incurred recurring operating losses and has a deficit of $46,171,779 as at December 31, 2006. Consequently, there is substantial doubt about its ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of debt and equity financings.  In March 2006, the Company received net proceeds of $2,953,810 (note 9) in connection with the issuance of equity financing and received $132,062 on the exercise of outstanding options.  In September 2006, the Company received US$1,000,000 (Cdn$1,117,693) through a private placement of Series “A” Convertible Debentures, which in turn, were converted to common shares of the Company in November (note 9(b)(ii)). Management plans to continue to seek other sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all. Management plans to keep its operating costs to a minimum until cash is available through financing or operating activities.  There is no assurance that the Company will be successful in achieving these goals.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon achieving profitable operations and on the ability of the Company to obtain additional financing. The outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.

Significant accounting policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, which materially conform with those established in the United States, except as explained in note 19.

(a)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Norsat International America Inc., and Norsat International (United Kingdom) Limited.  All material intercompany balances and transactions have been eliminated.

(b)

Use of estimates

The preparation of consolidated financial statements requires the Company’s management to make estimates and assumptions that affect amounts reported in the financial statements and notes thereto.  Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, including inventory obsolescence provisions, allowance for doubtful accounts, asset impairment, the valuation of future income tax assets, useful lives for depreciation and amortization, and provisions for warranties.  Actual amounts may ultimately differ from these estimates.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

2.

Significant accounting policies (continued)

(c)

Foreign currency translation

The reporting and functional currency of the Company is the Canadian dollar. Foreign currency transactions entered into directly by the Company, as well as the accounts of the integrated foreign subsidiary operations, are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end exchange rates and other balance sheet items are translated at historical exchange rates.  Income statement items are translated at the rate in effect at the time of the transaction.

(d)

Stock-based compensation

The Company uses the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for stock options granted to employees, directors and consultants pursuant to a incentive share option plan described in note 9(c).

Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. The fair value of the options is amortized over the vesting period and is included in selling, general and administrative expense.

(e)

Cash and cash equivalents

Cash equivalents include short-term deposits, which are all liquid securities with terms to maturity of three months or less when acquired.

(f)    Short-term investments

Included in short-term investments are restricted securities with terms to maturity of in excess of three months when acquired.

(g)   Prepaid expenses and other

Included in prepaid expenses and other are prepayments related to materials, insurances premium and other deposits required in the normal course of business.

(h)   Inventory

Parts and supplies inventory is stated at the lower of weighted average cost and replacement cost.  Finished goods and work-in-process inventory include materials, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

2.

Significant accounting policies (continued)

(i)   Property and equipment

Property and equipment are stated at cost less applicable tax credits and government assistance.  Amortization of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful life of the assets:

Asset	Period
Equipment and software	3 to 10 years
Furniture and fixtures	10 years

Leasehold improvements are amortized over the shorter of the term of the lease or their estimated useful life.

Property and equipment are assessed for future recoverability when events or circumstances indicate that estimating future undiscounted cash flows may impair the asset.  When the net carrying amount of a capital asset exceeds its estimated net recoverable amount, the asset is written down with a charge to income.

 (j)    Revenue recognition

The Company generates revenue from the sale of microwave products and satellite systems and services.

Revenue from microwave product sales are recognized when: 1) goods are shipped and the title passes, 2) there is persuasive evidence of an arrangement, 3) collection is probable and 4) the fee is fixed or determinable.  Provisions are established for product returns and warranty costs at the time revenue is recognized.  If there is a requirement for customer acceptance of any products shipped, revenue is only recognized after customer acceptance has been received.

Contracts for portable satellite systems and services include multiple elements which are separated into significant discrete units of accounting based on the relative fair value of each element.  Revenue is recognized for each element when all significant acts have been completed and delivery has occurred with no substantial risk of return and collectibility is reasonably assured.  When fair value cannot be determined, revenue is deferred until objective evidence exists or recognized as the final elements are delivered.  Elements included in multiple element arrangements may consist of some hardware, training and installation services.

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies are reflected as deferred revenue.  As at December 31, 2006, the Company has $467,731 (2005 – $398,337) of deferred revenue.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

2.

Significant accounting policies (continued)

 (k) Research and development costs

Research costs are expensed as incurred.  Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process.  If these criteria are not met, the development costs are expensed as incurred.  For fiscal 2006, 2005 and 2004, all development costs have been expensed.

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding related.

(l)

Deferred finance costs

Deferred finance costs represent the unamortized cost of obtaining debt financing.  Amortization is provided over the term of the related debt and is included in interest expense for the year.

(m)

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, the Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes, which will arise from the realization of assets or settlement of liabilities at carrying amounts which differ from their tax bases.  Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled.  A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered to be more likely than not.  Future tax assets and liabilities are presented net by current and non-current classifications except to the extent that they cannot be offset due to different tax jurisdictions.

 (n)   Net (loss) earnings per share

Basic net (loss) earnings per share is computed by dividing net (loss) earnings by the weighted average number of common shares outstanding during the period.

Diluted net (loss) earnings per share is computed using the treasury stock method, which assumes that all dilutive options and warrants were exercised at the beginning of the period and the proceeds to be received were applied to repurchase common shares at the average market price for the period.  Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants and when the Company generates income from continuing operations.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

2.

Significant accounting policies (continued)

(n)   Net (loss) earnings per share (continued)

The table below is a reconciliation of the denominator used in the calculation of the weighted average number of basic and diluted earnings per common share outstanding from continuing operations.  There is no impact on the numerator.

	2006	2005	2004
Weighted-average number of common
shares outstanding - basic	46,681,432	42,517,878	40,282,436
Assumed exercise of stock options	-	-	21,903
Assumed exercise of warrants	-	-	416,275
Weighted-average number of common
shares outstanding - diluted	46,681,432	42,517,878	40,720,614

The calculation of assumed exercise of stock options and warrants includes the effect of the dilutive options and warrants.   Where their effect was anti-dilutive because their exercise prices are higher than the average market price of the Company’s common share for each of the periods shown in the table, assumed exercise of those particular stock options and warrants were not included.

The calculations also do not include assumed conversion of the convertible debt, as its effect would be anti-dilutive.

The 2005 and 2006 balances do not include any assumed conversions as net losses were reported for these periods and therefore their effect would be anti-dilutive.

3.

Cash and Cash Equivalents

At December 31, 2006, cash and cash equivalents include commercial paper in the amount of $26,850 bearing a weighted average interest rate of 3.25%.

Cash held in trust at December 31, 2005 represented share subscription proceeds received in advance of the private placement financing completed on March 6, 2006.  The funds were segregated and held in trust until the receipt of final regulatory approval.

4.

Allowance for doubtful accounts

Accounts receivable are disclosed net of allowance for doubtful accounts.  Changes in the allowance for each of the periods presented are as follows:

	2006	2005
Balance, beginning of year	$254,794	$28,329
Allowance addition	-	226,465
Allowance (recovery)	(56,624)	-
Balance, end of year	$198,170	$254,794

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

5.

Inventory

	2006	2005
Parts and supplies	$1,678,102	$1,881,962
Work-in-process	-	255,069
Finished goods	1,778,886	1,836,775
Balance, end of year	$3,456,988	$3,973,806
Inventory is disclosed net of obsolescence provision. Changes in the obsolescence provision of the periods presented are as follows:
	2006	2005
Balance, beginning of year	$1,050,343	$1,167,899
Additions	869,538	(117,556)
Balance, end of year	$1,919,881	$1,050,343

6.

Property and equipment

		Accumulated	Net book
2006	Cost	amortization	value
Equipment and software	$7,436,193	$6,849,180	$587,013
Furniture and fixtures	214,616	98,217	116,399
Leasehold improvements	643,108	31,534	611,574
	$8,293,917	$6,978,931	$1,314,986
		Accumulated	Net book
2005	Cost	amortization	value
Equipment and software	$8,513,655	$8,122,185	$391,470
Furniture and fixtures	1,054,030	875,863	178,167
Leasehold improvements	682,041	538,178	143,863
	$10,249,726	$9,536,226	$713,500

Included in property and equipment are assets in development of $330,681 that relate to the implementation of accounting software. Amortization of these assets will commence upon completion.

7.

Technology Partnerships Canada funding

On October 17, 2000, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) which was subsequently amended on February 8, 2001 and September 28, 2004 (“TPC Agreements”). Under the TPC Agreements, the Company received funding of 33 1/3% of eligible spending related to the research and development of a communications Satellite Interactive Terminal (“SIT”) technology development project totaling $9,999,700 up to the end of 2004, including additional funding of

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

$620,000 obtained in 2004.

7.

Technology Partnerships Canada funding (continued)

In return for funding, the Company was obligated to issue TPC $1,000,000 in value of share purchase warrants prior to March 31, 2004. The warrants were to have a life of five years and were to be priced at the market price on the date of issue with the number of warrants issued to be determined using the Black-Scholes pricing model.

In addition, the Company is also obligated to accrue royalty payment to TPC based on the following terms:

•

1.88% on sales of legacy products

•

1.28% before and 1.03% after issuance of warrants on sales of new SIT technology products

The royalty payment period was amended to commence on January 1, 2004 and end on the earliest of the following dates:

•

the date before December 31, 2007, for which cumulative royalties accrued reach $15 million;

•

on December 31, 2007, or the date after, if by that date the cumulative royalties accrued equal or exceed $13,171,300; and otherwise on December 31, 2011.

On April 28, 2004, the Company issued 1,206,811 share purchase warrants (note 9(d)) to TPC under the terms described above with an exercise price of $1.09 per share.  The Black-Scholes valuation model was applied using assumptions of an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%.

As at December 31, 2006, the Company has accrued for royalty payments in the amount of $166,873 (2005-$202,963; 2004 - $218,224).  The royalties are recorded and expensed as the related sales occurred.  The royalty is payable annually within 60 days of the year end.

8.    Convertible debt

(a) Convertible debt

	2006	2005
Face value of US$2,000,000	2,330,800	2,326,052
Less unamortized discount from conversion option	75,548	318,110
Carrying value, December 31	2,255,252	2,007,942
Less current portion	2,255,252	-
	-	2,007,942
Total convertible debt	2,255,252	2,007,942

On March 28, 2002, the Company completed a financing agreement (US$2,000,000) for net cash proceeds of $2,953,188.  The financing consisted of 8% per annum unsecured convertible notes maturing March 31, 2007.  The notes were originally convertible into common shares of the Company at a price of US$1.70 per share at the holder’s option at any time.  At March 28, 2002, the market price of the Company’s common shares was US$1.64 per share.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

 8.    Convertible debt (continued)

(a) Convertible debt (continued)

The Company is allowed to force the conversion of the notes into common shares of the Company if the shares trade above US$3.40 for two consecutive days over the term to maturity of the notes.  The cost of the financing totaled $307,966 and included 50,000-share purchase warrants with a fair value of $72,751 calculated using a Black-Scholes valuation model.  The share purchase warrants entitle the holder to purchase one common share of the company for US$1.70 and expire after three years. On March 28, 2005 the 50,000-share purchase warrants expired.  The Company’s effective interest rate under this financing is approximately 16%.

Financing costs of $93,509 were recorded as deferred finance costs on the balance sheet, with the balance of $214,457 recorded as a charge against the equity component of long-term debt.  The proceeds of the financing allocated to the estimated fair value of the conversion option of $2,123,584 have been recorded as the equity component of convertible debt on the consolidated balance sheet at $1,909,127, being net of financing costs of $214,457.  The carrying amount of the debt has been reduced on issuance by the value assigned to the conversion option and is being accreted to its face value over the term to maturity through charges to non-cash interest expense.

(b) Reduction in the conversion price of convertible debt

On June 24, 2005, the Company announced a reduction in the conversion price from US$1.70 per common share to US$1.25 per common share as an inducement for early conversion of the notes.

As such, the Company revalued the convertible debenture based on the amended terms of the debenture agreement. Accordingly, $374,818 was allocated to debt and $281,652 was allocated to the equity component of the debenture. This difference between the revised book value and original carrying value of the debenture of $374,818 was charged to other expenses (note 17) and the difference between the value of the revised conversion feature and original carrying value of the conversion feature of $281,652 was charged to the contributed surplus of the Company (Note 9(e)).

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

9.

Share capital and contributed surplus

(a)

Authorized

        75,000,000 common shares without par value

 (b)   Issued and fully paid

Number

Share capital

of shares

Amount

Balance at December 31, 2003

39,000,831

39,153,498

For cash:

Upon exercise of share purchase warrants (note 9(c))

3,051,001

1,631,569

For non-cash:

Reclassification of contributed surplus upon
exercise of warrants (note 9(e))

-

115,990

Balance at December 31, 2004

42,051,832

40,901,057

For cash:

Upon exercise of share purchase options (note 9(c))

656,250

514,737

Balance, December 31, 2005

42,708,082

   41,415,794

        Upon issue for private placement (i)

4,086,976

2,205,892

        Upon exercise of share purchase options (note 9(c))                                   267,500

132,062

        Upon conversion of convertible debentures (ii)

2,500,000

1,009,201

        Reclassification of contributed surplus upon exercise of options (note 9(e))

91,953

Balance, December 31, 2006

49,562,558

44,854,902

(i)

On March 6, 2006 the Company closed a private placement for the sale of 1,021,744 units at US$3.00 per unit for gross proceeds of US$3,065,232. Each unit consisted of 4 common shares and 3 common share purchase warrants (the “March Warrants”) each exercisable into one common share at an exercise price of US$0.75 and a term to maturity of two years. The Company paid a placement fee of 10% of the gross proceeds. The net proceeds of the private placement were $2,953,810.

Under Canadian GAAP, the Company has bifurcated the proceeds between the shares and the warrants based on their relative fair values. The assigned fair value of the common shares ($3,719,148) was calculated by using the TSX share price on the date of issuance ($0.91), and the fair value of the warrants ($1,248,469) was determined using the Black-Scholes valuation model. Net proceeds of $2,953,810 were then allocated based on the percentage of these relative fair values.  The amount allocated to common shares ($2,205,892) is accounted for as common shares and the amount allocated to the warrants ($747,918) is accounted for as contributed surplus.

The March Warrants agreement requires that the Company’s management to use its best efforts, in a manner consistent with the requirements of the Toronto Stock Exchange and other applicable law and

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

regulation, to amend its exercise price to be equal to the future placement price if issued during the term of March Warrants to arm’s length investors at the exercise price less than March Warrants price.

9.

Share capital and contributed surplus (continued)

 (b)   Issued and fully paid (continued)

        (i)   (continued)

On November 6, 2006, the Company applied to the TSX for approval to amend the exercise price of each of the 3,065,232 common share purchase warrants issued in March 2006 from US$0.75 to

US$0.475.  The latter price is the US dollar equivalent of the volume weighted average trading price of Norsat’s common shares for the 5 trading days ended November 3, 2006.  The amendment application was made: 1) in connection with the terms of the September Warrants (note 9(ii)) set forth in the Convertible Debenture Agreement at a price of $0.45 per common share and 2) as a consequence of an anti-dilution clause in the March Warrants Agreement.  The amendment took effect November 22, 2006. All other terms of the March warrants remain intact.

(ii)

On September 26, 2006, the Company received US$1,000,000 (Cdn$1,117,693) for the issuance of 1,000 units Series “A” Convertible Debentures, bearing interest at a floating rate of prime (as posted by the Bank of America) plus 1%,  secured and expiring on January 24, 2007. Interest is payable in cash or, at the option of the holder, in common shares on maturity or the date the Debentures are converted, whichever is earlier.

The debentures were convertible into common shares, on a per unit basis, at any time during the term of the Debentures by the holder at a conversion price of US$0.40 per share. Each of the 1,000 units was comprised of US$1,000 aggregate principal amount of secured convertible debentures and 1,250 common share purchase warrants (the “September Warrants”). Each one warrant entitled the holder to acquire one common share of the Company for a period of two years from the conversion date, at a price of US$0.45 per share.

Of the total debt proceeds, $437,500 was estimated as a fair value of the conversion option and was recorded as a charge against the equity component of the convertible debentures on the consolidated balance sheet. The carrying amount of the debt of $680,193 was recorded as convertible debt and was to be accreted to its face value over the term to maturity through charges to non-cash interest expense. Up to the date of conversion, $110,815 was accreted to convertible debentures which brought the total convertible debt portion to $791,008.  The Company incurred total accretion of $122,263, of which $11,448 was cash interest due to the investor.

On November 6, 2006, the Series “A” Convertible Debentures of US$1,000,000 were converted in full to 2,500,000 Norsat common shares and 1,250,000 share purchase warrants. Total book value of convertible debentures of $1,228,508 was bifurcated between common shares and share purchase warrants using the Black-Scholes valuation model. As a result, $1,009,201 was credited against common shares and $219,307 was credited against contributed surplus (note 9 (e)).

(c)

Stock option plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan of which 1,855,505 common shares have previously been issued.  The plan provides for the

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

granting of stock options at the fair market value of the Company’s shares at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the board of directors.

9.

Share capital and contributed surplus (continued)

(c)  Stock option plan (continued)

The continuing schedule of share purchase option is as follows:

Share purchase options outstanding	Number of options	Weighted average exercise price
Balance, December 31, 2004	2,273,350	$ 2.13
Granted	1,877,500	0.99
Exercised	(656,250)	0.78
Canceled/Expired	(964,450)	2.24
Balance, December 31, 2005	2,530,150	$ 1.59
Granted	549,000	0.89
Exercised	(267,500)	0.49
Forfeited	(863,500)	1.44
Balance, September 30, 2006	1,948,150	$ 1.57

The following table summarizes information pertaining to the Company’s share purchase options outstanding at December 31, 2006:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$0.50 to $2.39	1,666,650	3.80	$0.93	1,198,150	$1.06
$2.40 to $4.29	140,750	3.53	$2.95	140,750	$2.95
$4.30 to $6.19	140,750	3.53	$5.33	140,750	$5.33
$0.50 to $6.19	1,948,150	3.76	$1.40	1,479,650	$1.65

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. Using an option pricing model with assumptions noted below, the estimate fair value of all options granted during 2006 and 2005 have been reflected in the statements of operations as follows:

	2006	2005
Stock-based compensation recognized in operations	62,246	833,116
Total compensation credited to contributed surplus	62,246	833,116

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

9.

Share capital and contributed surplus (continued)

(c)   Stock option plan (continued)

The weighted average assumptions used to estimate the fair value of options were:

	2006	2005
Risk free interest rate	3.909	3.426
Expected life	3.7574	4.229
Vesting period	2 years	2 to 3 years
Expected volatility	86.22%	92.65%
Expected dividends	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the faire value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d)   Share purchase warrants

A summary of changes to number of issued warrants is as follows:

Balance, December 31, 2004	3,146,811
Expired	(610,000)
Balance, December 31, 2005	2,536,811
Issued (note 9 (b))	4,315,232
Expired	(1,330,000)
Balance, December 31, 2006	5,522,043

For each of the periods presented, the following warrants for the purchase of one common share per warrant at the following prices per common share and expiry dates were outstanding:

	2006	2005	2004	Exercise price
		Number of warrants		per share	Expiry date
	-	1,330,000	1,330,000	US$1.00	2006
	1,206,811	1,206,811	1,206,811	$1.09	2009
*	3,065,232	-	-	US$0.475	2008
*	1250,000	-	-	US$0.45	2008
	5,522,043	2,536,811	2,536,811

*  Refer to note 9 (b) (i) and (ii).

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

9.    Share capital and contributed surplus (continued)

(e)  Contributed surplus

Balance, December 31, 2004	1,220,009
Stock-based compensation	833,116
Change in conversion price of convertible debt (note 8)	(281,652)
Balance, December 31, 2005	1,771,473
Stock-based compensation	62,246
Credit to share capital due to options exercised	(91,953)
Allocation of proceeds from private placement to warrants (note 9(b)(i))	747,918
Allocation of proceeds from conversion of debenture to warrants (9 (b) (ii))	219,307
Balance, December 31, 2006	$ 2,708,991

10.

Restructuring charge

	Workforce reduction	Premises	Total
Liability balance, December 31, 2003	272,746	290,380	563,126
Costs paid or settled and adjustments	(158,798)	(91,990)	(250,788)
Liability balance, December 31, 2004	113,948	198,390	312,338
Costs paid or settled and adjustments	(97,944)	(104,115)	(202,059)
Liability balance, December 31, 2005	16,004	94,275	110,279
Costs paid or settled and adjustments	(16,004)	(94,275)	(110,279)
Liability balance, December 31, 2006	-	-	-

During 2002, management made decisions to restructure its operations including reducing its workforce.  The workforce reduction charge primarily relates to severance and related benefits for termination of approximately 40 employees.  The Company also incurred lease costs, net of estimated subleasing recoveries. During 2003, management continued to reduce its cost of operations by terminating a further 30 employees.  The workforce reduction charge relates to severance and related benefits. During 2004 and 2005 no restructuring actions were undertaken.

During 2006, the workforce was further reduced by 13 employees. All restructuring costs were expensed during the year.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

11.

Income taxes

(a)

Income tax expense

The income tax expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings (loss) from continuing operations before income taxes.  The principal factors causing these differences are shown below:

	2006	2005	2004
Earnings (loss) from continuing operations
before income taxes	$(4,397,453)	$(5,887,507)	$423,878
Income tax expense (recovery) at expected rate
of 34.1% (2005 - 34.9%; 2004 - 35.6%)	$(1,500,411)	$(2,052,000)	$151,000
Increase (decrease) resulting from:
Non-allowable (non-taxable) expenses or
income	34,163	591,000	7,400
Temporary differences, including
amortization, research and development
costs and other	732,974	42,000	191,700
Unrecognized (utilization of) non-capital loss
carry forwards	705,565	1,414,000	(381,600)
Effect of statutory rate change	1,892,427	-	-
Valuation allowance adjustment related to
rate change impact on opening tax
balances and share issue costs	(2,054,403)	-	-
Share issue costs – incurred in year	187,414	-	-
Rate difference between Canadian rate and
rates applicable to subsidiaries	2,271	6,791	26,200
Other	2,733	-	(44)
Income tax expense	$2,733	$1,791	$(5,344)

(b)

Future income tax assets

The tax effect of the temporary differences that give rise to future tax assets are presented below:

	2006	2005	2004
Future tax assets:
Non-capital loss carry forwards	$9,972,340	$11,393,692	$10,457,580
Scientific Research and Development
Expenditure Pool	2,653,405	2,763,488	2,884,977
Tax value of capital asset expenditure
in excess of book value	2,963,526	3,097,844	2,941,689
Net capital loss carry forwards	1,749,969	1,884,330	1,967,170
Temporary differences in working capital	1,176,337	825,846	1,097,740
Total gross future tax assets	18,515,577	19,965,200	19,349,156
Valuation allowance	(18,515,577)	(19,965,200)	(19,349,156)
Total Future tax assets	$-	$-	$-

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

11.

Income taxes (continued)

(b)

Future income tax assets (continued)

Management believes that it is not more likely than not that it will create taxable income to realize its future tax assets.  As a result, a full valuation allowance has been recognized.

(c)

Loss carry forwards and investment tax credits

At December 31, 2006, the Company has approximately $32,169,000 of non-capital loss carry forwards available until 2026 to reduce future years' income for income tax purposes.  Also, the Company has investment tax credits of approximately $1,058,000 available to reduce Canadian federal taxes payable.  The amounts expire as follows:

Year of	Non-capital loss	Investment
Expiry	carry forwards	tax credits
2007	$9,872,000	$18,000
2008	5,238,000	-
2009	3,845,000	138,000
2010	7,416,000	-
2011	-	192,000
2012	-	313,000
2013	-	300,000
2014	-	97,000
2015	3,779,000	-
2026	2,019,000	-
	$32,169,000	$1,058,000

The Company also has available $11,290,000 (2005 - $ 11,290,000) net capital losses to be applied against future capital gains.  The tax effect of these carry forwards has not been recorded in the financial statements.  In addition, the Company has accumulated Scientific Research and Development Expenditures pool that are available for indefinite carry forward as discretionary deductions of approximately $8,555,490 (2005 - $8,099,000; 2004 - $8,099,000).

Not included in the above tables are non-capital losses of US $0 (2005 - $3,478,000; 2004 -$3,478,000), as at December 31, 2006 related to Norsat America Inc. The Company utilized approximately US $650,000 in 2004 to offset taxes otherwise owing on income earned from discontinued operations. No income was earned from discontinued operations during 2006. Management believes that it is more likely than not that it will not create taxable income to realize these future tax assets.

12.

Discontinued operations

On August 23, 2000, the Company adopted a formal plan to discontinue the business operations of its Norsat America Inc. distribution business.

For 2004, the Company recorded a recovery from discontinued operations totaling $724,116, which arose

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

substantially from a settlement of a liability with a supplier.

At December 31, 2005, the Company had a remaining liability of $52,112 (2004 - $51,648) representing additional liabilities from closure of the Norsat America Inc. During 2006, no claims were filed against the

12.

Discontinued operations (continued)

Company regarding discontinued business, the entire liability of $52,112 was written off to recovery from discontinued operations.

13.

Segmented and other information

The Company’s two business segments are:  Microwave and Satellite Systems.

Microwave components enable the transmission, reception and amplification of signals to and from satellites. Satellite systems provide rapidly deployable broadband connectivity over satellite where traditional communications infrastructure is insufficient, unreliable, damaged or non-existent.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  The key operating decision maker evaluates performance based on the following:

2006	Microwave	Satellite Systems	Consolidated
Sales to external customers	$8,995,149	$6,261,047	$15,256,196
Gross profit	$3,849,101	$2,375,750	$6,224,851
Total assets	$5,790,381	$4,030,377	$9,820,758
Property and equipment	$775,324	$539,662	$1,314,986
2005	Microwave	Satellite Systems	Consolidated
Sales to external customers	$10,052,278	$8,064,192	$18,116,470
Gross profit	$4,556,458	$3,567,611	$8,124,069
Total assets	$3,050,147	$7,473,925	$10,524,072
Property and equipment	$61,195	$652,305	$713,500
2004	Microwave	Satellite Systems	Consolidated
Sales to external customers	$9,492,846	$8,027,829	$17,520,675
Gross profit	$3,378,782	$4,546,038	$7,924,820

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

13.   Segmented and other information (continued)

The Company generated revenues from external customers located in the following geographic locations:

	2006	2005	2004
Canada	$935,400	$448,521	$647,954
United States	9,192,540	15,596,375	13,132,986
Europe and other	5,128,256	2,071,574	3,739,735
	$15,256,196	$18,116,470	$17,520,675

Substantially all property and equipment are located in Canada.

14.  Commitments

Future minimum payments at December 31, 2006 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

	2007	2008	2009	2010	2011
Convertible debenture and interest payment	2,344,032				
Inventory purchase obligation	3,961,604				
Operating lease obligations	545,645	466,395	420,692	420,692	385,634
Total	6,851,281	466,395	420,692	420,692	385,634

Rent expense for the Company was approximately $828,000 (2005 - $960,000; 2004 - $893,000).

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers.

15.

Financial instruments

(a)

Fair value

The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities.  The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity or their ability for liquidation at comparable amounts.

The Company’s convertible debt is also a financial instrument.  The carrying value of this instrument approximates its fair value.  Fair value was determined based on estimated future cash flows

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

discounted using the current market rate for debt under similar circumstances with similar terms and remaining maturities.

15.

Financial instruments (continued)

 (b)

Exchange risk

The Company is exposed to currency exchange risk as a result of its “sales” and “cost of sales” being predominately denominated in United States dollars.  To manage its exchange risk, the Company has entered into financing in United States dollars.  The Company has not entered into any derivative agreements to further mitigate this risk.

16.  Supplemental cash flow and other disclosures

	2006	2005	2004
Changes in non-cash operating working capital:
Accounts receivable	$155,231	$(988,486)	$(129,572)
Inventory	516,818	(540,651)	(776,506)
Prepaid expenses and other	(3,193)	(141,611)	(51,909)
Accounts payable	(974,879)	1,911,468	348,015
Accrued liabilities	(21,579)	89,241	27,570
Deferred revenue	69,394	325,066	73,271
	$(258,208)	$655,027	$(509,131)
Supplementary information:
Interest paid	$179,357	$190,768	$206,400
Income taxes paid	2,733	1,791	15,124
Non-cash transactions:
Reclassification of exercised warrants
from contributed surplus to share capital	-	-	115,990

17.

Other expenses

	2006	2005	2004
Net interest and bank charges	$316,559	$204,029	$314,890
Interest accreted on convertible debt and
deferred finance cost amortization	348,358	261,100	330,046
Foreign currency (gain) loss	(22,233)	249,181	110,990
(Gain) on disposal of property and equipment	(36,051)	-	(2,411)
Write off of goodwill	-	440,095	-
Change in conversion price (note 8)	-	374,818	-
Other	-	(41,220)	-
	$606,633	$1,488,003	$753,515

18.

Economic dependence

The Company purchases substantially all of its microwave products from four suppliers.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

During 2006, the Satellite Systems segment generated approximately 53% of its sales from the United States government. This represents approximately 22% of total sales.  No other customer exceeds 10% of total sales.

19.

Reconciliation to United States accounting principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

	2006	2005	2004
(Loss) earnings from continuing
operations under Canadian GAAP	$(4,400,186)	$(5,889,298)	$429,222
Beneficial conversion feature (e) and (f)	(114,868)	(74,432)	-
Interest expense (f)	225,385	-	-
Goodwill (a)	-	(337,000)	-
Deferred Financing Costs (e)	13,637	(70,669)	-
Convertible debt (e)	238,139	(39,086)	342,505
Employee stock-based compensation (d)	51,596	621,681	125,693
(Loss) earnings from continuing
operations according to US GAAP	(3,986,297)	(5,788,804)	897,420
(Loss) recovery from discontinued operations	52,112	-	724,116
Total comprehensive (loss) earnings
according to US GAAP	$(3,934,185)	$(5,788,804)	$(1,621,536)
Basic and diluted net (loss) earnings
per share from continuing operations
according to US GAAP	$(0.08)	$(0.14)	$0.02
Basic and diluted net earnings
per share from discontinued operations
according to US GAAP	$-	$-	$0.02
Basic and diluted net (loss) earnings
per share according to US GAAP	$(0.08)	$(0.14)	$0.04

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2006		December 31, 2005
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Deferred finance costs (e)	13,561	10,143	17,054	-
Convertible debt (e)	2,255,252	2,949,714	2,007,942	2,940,543
Share capital (e), (f) and (g)	44,854,902	119,398,369	41,415,794	116,050,048
Contributed surplus (c), (d) and (f)	2,708,991	2,235,009	1,771,473	1,368,816

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

Equity component of
long-term debt (e)	2,190,779	-	2,190,779	-
Deficit (a) - (f)	(46,171,779)	(118,748,363)	(41,823,705)	(114,814,178)

19.

Reconciliation to United States accounting principles (continued)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these financial statements from those generally accepted in the United States (US):

(a)

IMT Communications Inc. acquisition

The valuation of the shares relating to the acquisition of IMT Communications Inc. in 1998 was adjusted by a 25% discount in recognition of the shares held in escrow under Canadian GAAP.  For US GAAP purposes, the share value was recorded at market value.  This resulted in an increase in goodwill of $540,000 all of which relate to the microwave products operating segment.  In 2005, unamortized goodwill related to this acquisition was written off to reflect the full impairment of its value.

(b)

SpectraWorks acquisition

For Canadian GAAP purposes, the valuation of the shares relating to the acquisition of SpectraWorks Inc. on April 4, 2000 was adjusted by a 10% discount relating to a one year hold period on escrowed shares and a general market discount.  For US GAAP purposes, the share value would not reflect these discounts.  This results in an increase in goodwill recorded at acquisition of $3,630,040, which, in 2000, was written off.

For US GAAP purposes, the acquired in-process research and development pursuant to the SpectraWorks Inc. acquisition would have been expensed on acquisition.  Under Canadian GAAP acquired in-process research and development is amortized over a period of five years.  As a result, under US GAAP additional amortization would be recognized.

 During 2001, the Company recorded an impairment charge under Canadian GAAP relating to goodwill and other tangible assets acquired pursuant to the SpectraWorks Inc. acquisition.  The impairment charge under US GAAP in 2001 would also include an additional write-down of property and equipment of $452,699.  Amortization and impairment charge relating to goodwill and other intangible assets relating to the SpectraWorks Inc. acquisition would be lower under US GAAP by $3,287,250 due to the expense of in-process research and development costs on acquisition and additional impairment charge related to goodwill under US GAAP prior to 2001.

For 2003 and 2002, as a result of the additional US GAAP write-down of property and equipment of $452,699 in 2001, amortization and write-down under US GAAP would be reduced by $270,071 and $182,608, respectively.

(c)

Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates.  Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  Recording Canadian future tax assets and liabilities at enacted tax rates would not change recorded net assets or shareholders’ equity under US GAAP.

(d)

Stock-based compensation

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

The Company has granted stock options to certain directors and employees for services provided to the Company.  For US GAAP purpose, the Company previously elected under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation” to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25 and related

19.   Reconciliation to United States accounting principles (continued)

(d)

Stock-based compensation (continued)

interpretations. On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-based Payment (“SFAS 123(R)”), which replaces SFAS No. 123 and supersedes APB Option 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant date fair value. Pro forma disclosure is no longer an alternative. This Statement is effective for public companies in their first fiscal year beginning after June 15, 2005. The Company adopted SFAS 123 (R) effective on January 1, 2006 for US GAAP purposes using the modified-prospective transition.

As the Company currently uses the fair value method to account for all stock option grants, this statement has not resulted in a significant difference between Canadian GAAP and US GAAP.

Pro-forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the previous periods of 2005 and 2004 presented is as follows:

	2005	2004
Net earnings (loss), US GAAP	$(5,788,804)	$1,621,536
Additional stock compensation
recovery (expense)	(621,681)	(327,916)
Pro-forma net (loss) earning, US GAAP	$(6,410,485)	$1,293,620
Pro-forma basic and fully diluted net
(loss) earnings per share, US GAAP	$(0.15)	$0.03

Under Canadian GAAP, when options are forfeited before vesting, all the previous period charges are to be reversed in the period that the options are cancelled using either actual or estimation methods. The Company has chosen to reverse such forfeited options at their actual fair value. However, US GAAP requires those forfeited options to be reversed using an estimation method based on estimated forfeitures. As a result, $51,596 was credited to operations under US GAAP and contributed surplus was reduced by the same amount.

(e)

US$2 million convertible debt

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt are recorded as an equity component of the debt (note 8).  Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance.  Accordingly, no value would be assigned under US GAAP to the conversion feature on the promissory note issued in 2002.  In addition, under Canadian

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

GAAP a portion of the deferred finance costs has been allocated to equity and not amortized, while under US GAAP all costs would be identified as deferred finance costs and amortized over the term of the debt.  Furthermore, under Canadian GAAP, interest on long-term debt required to be paid through the issuance of common shares is recorded at fair value as an equity component and accreted as a charge to retained earnings.  For US GAAP purposes, all interest is expensed as accrued.

19.   Reconciliation to United States accounting principles (continued)

(e)

US$2 million convertible debt (continued)

In applying US GAAP, convertible debt at December 31, 2006 would be recorded at its face value of $2,255,252 (US $2,000,000) (2005 - $2,326,000; 2004 - $2,438,200) and no value would be assigned to an equity component of long-term debt before the accounting for the reduction in conversion price as disclosed in note 8(b).

The reduction in the conversion price of the debt during 2005 resulted in extinguishment accounting under both Canadian and US GAAP. The incremental value of the conversion feature was determined to be $656,470 (see note 8(b)). Under Canadian GAAP the incremental fair value was allocated between debt and equity, with the debt portion of the increase recorded as a charge to income and an increase to contributed surplus for the equity portion. Because the entire convertible debenture is recorded as debt under US GAAP, the $281,652 increase to the equity component of long-term debt under Canadian GAAP, has been added back under US GAAP. In addition, as a result of the modification, the Company has recorded a beneficial conversion feature of $74,432 under US GAAP. Under Canadian GAAP no such amount has been recorded.

In addition, accretion on the debt discount on the promissory note and the long-term debt under Canadian GAAP aggregating $235,906 (2005 - $246,939; $2004 - $312,342) for the year ended December 31, 2006 would not have been recorded, reducing interest expense by an equivalent amount.  Due to the modification the remaining deferred financing cost of $70,669 was realized during 2005 under US GAAP, therefore, no finance costs (2005 - $42,891; 2004 - $42,891) would be recorded in 2006 on amortization of amounts reclassified to deferred finance costs. As a result a $13,637 finance cost amortized under Canadian GAAP would be added back under US GAAP. A foreign exchange gain on the long-term debt of $2,233 (2005 - $38,518; 2004 - $73,054) would have been realized.

(f)    US$1 Million convertible debenture

Under Canadian GAAP, the proceeds $1,117,693 (US $1,000,000) of the September 26, 2006 financing (see Note 9b(ii)) were allocated to the estimated fair value of the conversion feature of the debt are recorded as an equity component of the debt.  Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance.  As a result of the debenture being issued for less than market, the Company recorded a beneficial conversion feature of $336,200 under US GAAP.  The conversion feature is charged to Additional Paid-In Capital (“APIC”) and is amortized to the income statement over the life of the debenture. Under Canadian GAAP no such amount would be recorded.  As at the date of conversion a total of $114,868 of amortization had been credited to the income statement. The remaining $781,493 of the initial proceeds was allocated to debt.

Upon conversion (November 6, 2006) of the financing under Canadian GAAP, the value of the debt, accretion, and the equity component of the conversion feature is charged to share capital. This charge

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

is then bifurcated based on the relative fair values of the share capital and share purchase warrants (note 9) issued and allocated to share capital and contributed surplus respectively. Under US GAAP, the value of the debt and the remaining value in APIC is transferred to share capital. This charge is then bifurcated based on the relative fair values of the share capital and share purchase warrants. The remaining unamortized value of the conversion feature ($221,332) is charged to the income statement

19.   Reconciliation to United States accounting principles (continued)

(f)    US$1 Million convertible debenture (continued)

as an additional interest charge. This results in a credit of $19,729 and $90,788 to share capital and contributed surplus respectively.

(g)

Elimination of deficit

In prior years, the Company reduced its paid-up capital by $66,332,136 to eliminate the deficit from preceding years.  In order to effect these reductions under Canadian GAAP, it was not necessary to revalue the assets of the Company.  As a consequence, all conditions necessary under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit is not recorded.

 (h)

Release of escrow shares

Under US GAAP, the fiscal year 1999 release of shares from escrow representing compensation relating to the achievement by management of securing specific contracts results in the settlement of a contingency and therefore the shares should be valued at the date the contingency was resolved.  This results in a charge to earnings and credit to share capital of $4,132,079.

20.

Comparative figures

Certain comparative figures have also been reclassified to conform to the financial statement presentation adopted in 2006.

21.  Subsequent event

(i)

Employee Share Purchase Plan

On January 12, 2007, the Company issued 1,065,968 common shares and 532,984 non transferable share purchase warrants to its employees under the Amended Employee Share Ownership Plan for consideration of $479,686.  Each share purchase warrant entitles the holder to purchase one common share at a price of US$0.48 for two years from the closing date.

All of the common shares and warrants are subject to a four-month hold period which ends May 13, 2007. During this period, these securities cannot be traded nor are they freely transferable. Of the securities issued under this private placement, 145,644 common shares will be held in escrow under an escrow agent between the Company and a trust company selected by the BC government until January 12, 2010. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee share holders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

        (ii)  Bridge Loan Agreement

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

Subsequent to the year ended December 31, 2006, the Company has entered into a “US$900,000 Dollars Bridge Loan Agreement” (the “Bridge Loan Agreement”) on March 21, 2007 with a financial

21.

Subsequent event (continued)

         (ii)  Bridge Loan Agreement (continued)

institution, which in turn holds 5% of the Company’s shares. Under the Bridge Loan Agreement, the lender agrees to loan US$900,000 to the Company no later than March 27, 2007 subject to the terms and conditions as follows:

➢

The principal amount of US$900,000;

➢

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day when the loan is retired;

➢

The term of the loan is 60 days maturing on May 31, 2007;

➢

Payment in full on May 31, 2007, or partial payments within the 60 day term at Norsat’s discretion. The loan is renewable at the end of the term.

The loan will be used to pay off a partial of the US$2,000,000 convertible debt due on March 31, 2007. US$900,000 was received on March 28, 2007.

On March 22, 2007, the Company received a $150,000 bridge loan from an officer of the Company with the same terms herein.

(iii)

Convertible Debt

Subsequent to the year ended December 31, 2006, the US$2 million convertible debt was paid in full on March 28, 2007.